FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 10, 2004

Lucky1 Enterprises Inc.

Filer# 0-16353

6th Floor, 1199 West Hastings Street

Vancouver, British Columbia

Canada V6E 3T5

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

•

•

 EXHIBITS

Exhibit 1

Schedule “A” - Press Release dated March 10, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lucky 1 Enterprises Inc.

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date: March 10, 2004

Exhibit 1.

BC FORM 53-901F

(Previously Form 27

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.  Reporting Issuer:

Lucky 1 Enterprises Inc. (the "Company")

6th Floor, 1199 West Hastings Street

Vancouver, BC   V6E 3T5

2.  Date of Material Change:

March 10, 2004

3.  News Releases:

  News releases were disseminated via Vancouver Stockwatch and Market News Publishing.

1.

 Summary of Material Changes:

LUCKY 1 ENTERPRISES INC. (“Lucky” or the “Company”) announces that Lucky’s offer to enter into an option agreement with a third party (the “Optionor”) in respect to a precious and base metals property which is located in the Province of British Columbia (hereinafter referred to as the “B.C. Property”) has been accepted by the Optionor.  The Company and the Optionor have agreed to execute the Option Agreement prior to March 31, 2004.

Furthermore, the Company wishes to announce that it has entered into a non-brokered Private Placement Financing Agreement with two Directors of the Company whereby the two Directors have each purchased 500,000 units of the securities of the Company for a total number of 1,000,000 units at the price of Canadian $0.10 per unit for total proceeds of Canadian $100,000.  Each unit consists of one flow-through common share in the capital of the Company and one warrant to purchase an additional flow-through common share in the capital of the Company at the price of Canadian $0.15 per flow-through common share if exercised in the first year and at the price of Canadian $0.20 per flow-through common share if exercised in the second year.  The proceeds from this financing shall be used for Canadian Exploration Expenditures (“CEE”) to be carried out on the B.C. Property.  The 1,000,000 flow-through common shares in the capital of the Company have been issued and are subject to a hold period expiring on March 10, 2005.

5.  Full Description of Material Change:

See attached Schedule “A”

6.  Senior Officer:

Bedo H. Kalpakian, the President of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-1519 for further information.

7.  Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 10th day of March, 2004.

LUCKY 1 ENTERPRISES INC.

"Bedo H. Kalpakian"

_______________________

President

c.c.:    Quebec Securities Commission

Attention:  Continuous Disclosure

Alberta Securities Commission

Attention:  Continuous Disclosure

U.S. Securities & Exchange Commission

          Anfield Sujir Kennedy & Durno

          Attention:  Michael Kennedy

SCHEDULE “A”

NEWS RELEASE

March 10, 2004

Symbol: LKYOF.OTC Bulletin Board

LUCKY 1 ENTERPRISES INC. (“Lucky” or the “Company”) announces that Lucky’s offer to enter into an option agreement with a third party (the “Optionor”) in respect to a precious and base metals property which is located in the Province of British Columbia (hereinafter referred to as the “B.C. Property”) has been accepted by the Optionor.  The Company and the Optionor have agreed to execute the Option Agreement prior to March 31, 2004.

Furthermore, the Company wishes to announce that it has entered into a non-brokered Private Placement Financing Agreement with two Directors of the Company whereby the two Directors have each purchased 500,000 units of the securities of the Company for a total number of 1,000,000 units at the price of Canadian $0.10 per unit for total proceeds of Canadian $100,000.  Each unit consists of one flow-through common share in the capital of the Company and one warrant to purchase an additional flow-through common share in the capital of the Company at the price of Canadian $0.15 per flow-through common share if exercised in the first year and at the price of Canadian $0.20 per flow-through common share if exercised in the second year.  The proceeds from this financing shall be used for Canadian Exploration Expenditures (“CEE”) to be carried out on the B.C. Property.  The 1,000,000 flow-through common shares in the capital of the Company have been issued and are subject to a hold period expiring on March 10, 2005.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-1519 or email: info@lucky1.net .

On behalf of the Board of

Lucky 1 Enterprises Inc.

“Bedo H. Kalpakian”

____________________________

Bedo H. Kalpakian, President

LUCKY 1 ENTERPRISES INC.

6th Floor, 1199 West Hastings Street

Vancouver, BC, Canada   V6E 3T5

Tel:

(604) 681-1519

Fax:

(604) 681-9428

Email: Info@lucky1.net  website: www.lucky1.net

C:Lucky Flow-Through Share PP Mar 10/04.doc